Matthew A. Swendiman Direct:513.629.2750 mswendiman@graydon.com	June 20, 2014

VIA EDGAR

Securities and Exchange Commission
Filing Desk
100 F Street, N.E.
Washington, DC 20549

RE:	360 Funds (the "Trust") (File Nos. 811-21726 and 333-123290) on behalf of the IMS Capital Value Fund, the IMS Strategic Income Fund and the IMS Dividend Growth Fund (the "Funds"), the proposed new series of the Trust

Dear Ladies and Gentlemen:

At the request of Ms. Deborah O'Neal-Johnson of the Division of Investment Management, we are submitting this letter on behalf of our client, the Trust, to the Securities and Exchange Commission (the "Commission") as correspondence.  This letter contains the Trust's response to oral comments received from Ms. O'Neal-Johnson on May 1, 2014 in connection with the review of Post-Effective Amendment No. 26 under the Securities Act of 1933, as amended, and Amendment No. 28 under the Investment Company Act of 1940, as amended (collectively, the "Amendment"), to the Trust's Registration Statement on Form N-1A, filed electronically on March 14, 2014.  Set forth below is a summary of the comments received from Ms. O'Neal-Johnson and the Trust's responses thereto.

Summary and Statutory Prospectuses (together, the "Prospectus") – Part A

1.	Comment: Please confirm whether or not the IMS Capital Value Fund will receive income from interest, and if not remove interest income from the Investment Objective on page 1 of the Prospectus.

Response:  The Trust has confirmed that the IMS Capital Value Fund will not receive interest income.  Reference to income from interest has been removed from the IMS Capital Value Fund's Investment Objective on page 1 of the Prospectus.

2.	Comment: Please consider deleting line items in the Shareholder Fee Tables where the fees are "none."

Response:  The Trust has removed line items in the Shareholder Fee Tables on pages 1, 6 and 12 of the Prospectus where the fees are "none."

3.	Comment: Please remove footnote 1 to the Shareholder Fee Tables on pages 1, 6 and 12 of the Prospectus as such information cannot be contained in a footnote and is explained later in the Prospectus.

Securities and Exchange Commission
June 20, 2014

Response:  The Trust has deleted footnote 1to the Shareholder Fee Tables on pages 1, 6 and 12 of the Prospectus.

4.	Comment: Please consider adding disclosures regarding the risks related to the seven strategic focus areas outlined in the Principal Investment Strategies of the IMS Capital Value Fund Prospectus on pages 2 and 17.

Response:  The Trust has expanded the disclosure regarding the risks related to the seven strategic focus areas of the IMS Capital Value Fund on pages 2 and 17 of the Prospectus.

5.	Comment: Please confirm whether or not the IMS Capital Value Fund will invest in inverse and leveraged ETFs and either expand the disclosure regarding the Fund's investment in ETFs or remove reference to such ETFs.

Response:  The Trust has confirmed that the IMS Capital Value Fund will not invest in inverse and leveraged ETFs and the disclosure on pages 3 and 21 of the Prospectus has been updated accordingly.

6.	Comment: In the Performance information found in the Prospectus on pages 3, 10 and 14, please confirm the no-action letter upon which the Trust relies and any conditions to such reliance.

Response: The Trust is relying upon the MassMutual No-Action Letter (pub. avail. September 28, 1995) and the adviser has certified that it complies with the conditions of the no-action letter.

7.	Comment: Please explain or remove footnote 3 in the Shareholder Fees table on page 6 of the IMS Strategic Income Fund Summary.

Response:  The Trust has deleted footnote 3 on page 6 of the IMS Strategic Income Fund Summary.

8.	Comment: Please revise the disclosure on page 7 of the Prospectus in the Principal Investment Strategy of the Fund section regarding the Fund's investment in high yield bonds rated below investment grade.

Response:  The Trust has determined its disclosure regarding the IMS Strategic Income Fund's investment high yield bonds is adequate and has deleted the language in question on page 7 of the Prospectus.

9.	Comment: Please add additional disclosure to the IMS Strategic Income Fund Principal Risks Section on page 8 of the Prospectus regarding Credit Risk.

Securities and Exchange Commission
June 20, 2014

Response:  The Trust has added additional disclosure regarding Credit Risk on page 8 of the Prospectus.

10.	Comment: Please clarify the disclosure regarding dividend treatment in the REIT risk disclosure on page 14 of the Prospectus.

Response:  The Trust amended the REIT risk disclosure on page 14 of the Prospectus to read: "Payments by REITs will be counted as dividends for this purpose even if such payments do not qualify as dividends for federal tax purposes."

Statement of Additional Information ("SAI") – Part B

1.	Comment: Please consider updating the eighth listed Fundamental Restriction on page 18 of the SAI to ensure that the stated concentration policy considers the underlying investments of any investment companies in which the Fund(s) invests.

Response:  The Trust has amended the eighth Fundamental Restriction on page 18 of the SAI to read: "The Fund will consider the concentration of underlying investments in determining compliance with this policy."

Securities and Exchange Commission
June 20, 2014

* * * * * * * * *

Notwithstanding the Staff's comments, the Trust acknowledges that:

1.	Should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, does not foreclose the Commission from taking any action with respect to the filing;

2.	The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.	The Trust may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the foregoing, please contact the undersigned at (513) 629-2750. Thank you in advance for your consideration.

Very truly yours,

/s/ Matthew A. Swendiman

Matthew A. Swendiman,
On behalf of 360 Funds

cc:	Ms. Deborah O'Neal-Johnson
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Mr. Randall Linscott
360 Funds
4520 Main Street
Suite 1425
Kansas City, MO 64111